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                          September 29, 2023

       Zackary Irani
       Chairman & Chief Executive Officer
       Biomerica, Inc.
       17571 Von Karman Avenue
       Irvine, California 92614

                                                        Re: Biomerica, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 28,
2023
                                                            File No. 333-274729

       Dear Zackary Irani:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Christopher D. Ivey,
Esq.